

Mail Stop 6010

October 20, 2008

VIA U.S. MAIL AND FAX (212) 930-9725

Ms. Chu Pi Yun
Chief Financial Officer
Omphalos, Corporation
Unit 2, 15 Fl., 83, Nankan Rd. Sec. 1,
Luchu Taoyuan County
Taiwan

> **Re: Omphalos, Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 11, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Form 8-K/A filed April 9, 2008**
> **File No. 000-32341**

Dear Ms. Chu Pi Yun:

        We have reviewed your response filed October 2, 2008 and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Chu Pi Yun
Omphalos, Corporation
October 20, 2008
Page 2

Form 8-K/A filed April 9, 2008

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

Report of Independent Registered Public Accounting Firm, page 1

1.   Please refer to prior comment 1. Your response states that you "will file an amended
        report on Form 8-K/A that will include the financial statements for the year ended
        December 31, 2006, prepared by Simon & Edward, LLP, and dated March 15 2007,
        together with a consent from Simon & Edward, LLP to permit the inclusion of the
        financial statements." Please note that the company's financial statements should be
        prepared by the company and not the company's independent auditors. Preparation of the
        financial statements by the auditors would call into question the independence of the
        auditors. Refer to Article 2 of Regulation S-X. Please clarify you prior response.

2.   Please refer to prior comments 1 - 3 and 5 - 9. We note that you intend to file an
        amendment to your Form 8-K and March 31, and June 30, 2008 Forms 10-Q in response
        to our comments. Please note that we consider the amendment a future filing for
        purposes of responding to our comments. We may have further comments when you file
        the amendment.

Consolidated and Combined Statements of Income, page 4

3.   Please refer to our prior comment 3. We note from your response that "you have revised
        the consolidated and combined statements of income." Please clarify for us where these
        revisions have been made and confirm you will make the changes in future filings.

Consolidated and Combined Statements of Shareholders' Equity, page 5

4.   Please refer to our prior comment 4. Please clarify why you believe the presentation of a
        stock split as a separate line item in the statement of shareholders' equity is appropriate.

Consolidated and Combined Statements of Cash Flows, page 6

5.   Please refer to our prior comment 5. We again note from your response that "you have
        revised" the description of the line item. Please clarify for us where these revisions have
        been made and confirm you will make the changes in future filings.

6.   Further, please tell us why cash was distributed in the share exchange and to whom. Tell
        us how you accounted for the cash issued in your financial statements. Ensure that your
        disclosure discusses this part of the transaction.

Ms. Chu Pi Yun
Omphalos, Corporation
October 20, 2008
Page 3

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 1. Organization and Summary of Significant Accounting Policies, page 11

Cash Equivalents, Investments, and Long-Term Investments, page 13

7.   Please refer to prior comment 11. We note the disclosure in your June 30, 2008 Form 10-Q that "[t]he Company does not believe that the adoption of SFAS 157 will have a material impact on its financial statements." As such, it appears that you have not reflected the adoption of SFAS 157 in your financial statements. Please ensure that the amendments you file to your March 31, and June 30, 2008 Forms 10-Q include the adoption of SFAS 157 and any required disclosures.

Exhibit 31.1 and 31.2

8.   Please refer to our prior comments 13, 14 and 15. We note from your response that you will amend your Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008. We may have further comments after you file those amendments.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant